File No. 82-34700

Airspray®

05011290

F[illegible] ontact:
Ai[illegible]
Da[illegible] ...-1750
Ma[illegible] Kleinman 718/398-4009
e-mail: d.stob@airsprayintl.com
mkleinman@nyc.rr.com

SUPPL

FOR IMMEDIATE RELEASE
September 14, 2005

WINNER OF AIRSPRAY'S 2005 FORMULATION CHALLENGE TO BE ANNOUNCED AT HBASHOW

Worldwide judging panel of industry experts is named...

POMPANO BEACH, FL, September 14, 2005 – Airspray International, developer of the world's widest and most innovative range of instant-foam dispensers, will announce the winners of the ***2005 Airspray Formulation Challenge*** on September 27, 4:30 p.m., at booth #1915, Health & Beauty America (HBA) Exposition, Jacob Javits Convention Center, New York City.

In addition, Airspray identified the program's international panel of judges, who together have more than 100 years of industry experience: Stephen Hazell, Senior Project Chemist PCDL, Gillette UK; Jon Packer, CEO, Centerchem Inc.; Richard Brown, Director of R&D, Cosmetic Labs of America (Alberto Culver Corporation); and Dr. Eugene Frank, Senior Vice President, Raani Corporation.

Announced earlier this year, Airspray's international program is designed to unleash the creativity of product developers and underscores the potential of the non-aerosol shaving foam category. Airspray finger pumps all work without gas propellants to transform liquid into foam.

"Worldwide, the shaving and hair removal market represents $2.1 billion in annual sales and is a market where innovation drives growth," said David Stob, Airspray Director of Business Development. "Clearly, a new creamy, rich product utilizing a mechanical, instant-foam, pump dispenser has significant upside potential, given the acceptance of instant-foam personal care products in other categories. We look forward to evaluating the entries, for both men's and women's shaving products, which are coming in from around the world."

dlw 9/19

Open to manufacturers, contract packagers, distributors and formulators, the provocative Airspray promotion challenges companies to develop a shaving foam – in two categories, men's and women's – for the Airspray instant foam dispensing technology. For a variety of business, environmental and product benefit-related reasons, the company is convinced that instant-foam shaving products represent a major market segment for its innovative one-touch-foam mechanical dispensing systems.

Awards include (for direct customers, contract packager or distributor) a ten percent opening order discount or up to €10,000 worth of pumps and a personal award of an all-expense paid spring trip to Holland during Tulip Time. Formulators will win a corporate award of €10,000, plus a personal prize of a trip to Holland for two.

ABOUT AIRSPRAY

Airspray N.V. is a worldwide leader in the design, manufacture and supply of innovative non-aerosol dispensing technologies used in home, personal care and commercial product applications. Founded in 1983 in The Netherlands, Airspray has developed sophisticated user- and environmentally friendly dispensing solutions for multinational firms in the increasingly competitive personal care, household product and pharmaceutical markets.

Airspray offers the industry's widest range of value-added mechanical foam dispensers with over 20 versions available. All are based on unique, patented technologies that work without chemical propellants. Airspray is listed on the Official Market of Euronext (Amsterdam). In the U.S., the company is traded over-the-counter ("AYAKY").

As the role of the dispenser has grown in the sales and merchandising of "sprayed" consumer products, Airspray's expertise in research and development and fast prototyping has helped clients such as Procter & Gamble, Clairol, Colgate, Henkel-Schwarzkopf, L'Oreal, Unilever, and Yves Rocher -- to name only a few -- differentiate their products. For further information, call 954/972-7750 or 072-541-4666, or visit the company's web site at www.airspray.biz.

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